                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                  PARAVANT INC.
                                (Name of Issuer)


                     Common Stock, par value $.015 per share
                         (Title of Class of Securities)

                                   699376 10 9
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)

         [ ]   Rule 13d-(c)

         [X]   Rule 13d-1(d)


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP NO. 699376 10 9                                     PAGE 2 OF 5 PAGES
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      1        Names of Reporting Persons
               I.R.S. Identification Nos. of Above Persons (Entities Only)

               WILLIAM R. CRAVEN
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      2        Check the Appropriate Box if a Member of a Group         (a): [ ]
               (See Instructions)                                       (b): [ ]
--------------------------------------------------------------------------------
      3        SEC Use Only

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      4        Citizenship or Place of Organization

               USA
--------------------------------------------------------------------------------
                             5    Sole Voting Power

    NUMBER OF                     544,651
     SHARES                  ---------------------------------------------------
  BENEFICIALLY               6    Shared Voting Power
    OWNED BY
      EACH                        -0-
    REPORTING                ---------------------------------------------------
     PERSON                  7    Sole Dispositive Power
      WITH
                                  544,651
                             ---------------------------------------------------
                             8    Shared Dispositive Power

                                  -0-
--------------------------------------------------------------------------------
      9        Aggregate Amount Beneficially Owned by Each Reporting Person

               544,651
--------------------------------------------------------------------------------
     10        Check Box if the Aggregate Amount in Row (9) Excludes Certain
               Shares                                                        [ ]
--------------------------------------------------------------------------------
     11        Percent of Class Represented by Amount in Row (9)

               4.4%
--------------------------------------------------------------------------------
     12        Type of Reporting Person (See Instructions)

               IN
--------------------------------------------------------------------------------

Note: All of the information set forth in this Amendment No. 2 to Schedule 13G is as of December 31, 1998.

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  CUSIP NO. 699376 10 9                                     PAGE 3 OF 5 PAGES
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Item 1.

         (a)      Name of Issuer:

                  Paravant Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  1615A West Nasa Boulevard
                  Melbourne, FL  32901

Item 2.

         (a)      Name of Persons Filing:

                  William R. Craven

         (b)      Address of Principal Business Office or if None, Residence:

                  c/o Paravant Inc.
                  1615A West Nasa Boulevard
                  Melbourne, FL  32901

         (c)      Citizenship:

                  USA

         (d)      Title of Class of Securities:

                  Common Stock

         (e)      Cusip Number:

                  699376 10 9

Item 3.

         N/A

Item 4.  Ownership

         (a)      Amount Beneficially Owned:

                  544,651 shares (includes currently exercisable options to purchase 86,001 shares of common stock granted under a stock option plan of the issuer, currently exercisable options to purchase 5,032 shares of common stock granted under a terminated stock option plan of the issuer, and currently exercisable options to purchase 148,617 shares of common stock granted to Mr. Craven by UES, Inc.).

         (b)      Percent of Class: 4.4%

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  CUSIP NO. 699376 10 9                                     PAGE 4 OF 5 PAGES
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         (c) Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:
                           544,651

                  (ii)     Shared power to vote or to direct the vote:
                           -0-

                  (iii)    Sole power to dispose or to direct the
                           disposition of:  544,651

                  (iv)     Shared power to dispose or to direct the
                           disposition of:   -0-

Item 5.  Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

                  N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the
         Parent Holding Company

                  N/A

Item 8.  Identification and Classification of Members of the Group

                  N/A

Item 9.  Notice of Dissolution of Group

                  N/A

Item 10. Certification

                  N/A

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  CUSIP NO. 699376 10 9                                     PAGE 5 OF 5 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 27, 1999

                                                    /s/ William R. Craven
                                                    ----------------------------
                                                    William R. Craven